SR Telecom

2007
First quarter report
July 3, 2007

CONTACTS

The quarter at a glance

Management’s Discussion & Analysis
About forward-looking statements
Non-GAAP financial measures
Going concern assumption
Fresh start accounting
Selected consolidated financial information
Quarterly analysis
Consolidated balance sheet
Consolidated liquidity and capital resources
Outlook
Assumptions, risks and uncertainties
Disclosure controls and procedures and internal control over financial reporting
Accounting policies

Consolidated financial statements

Notes to Consolidated financial statements

THE QUARTER AT A GLANCE

SR Telecom’s improved financial performance in Q1 2007 is an encouraging indication that, despite the impact of the ongoing restructuring efforts, the Company’s global customers remain confident in its ability to deliver and deploy robust wireless solutions. Indeed, SR Telecom’s WiMAX suite of solutions continues to attract new customer enquiries, and is currently in field trials with a number of telecommunications service providers around the world. As the market for WIMAX assumes a more realistic stance regarding deployment potential, particularly for “e” solutions, SR Telecom suite of WiMAX solutions is well positioned to provide safe, evolutionary  “e” deployment at low cost.

2007 is clearly defined as a year of transition for SR Telecom and the Company has taken action to strengthen its financial structure and solidify its position in the growing WiMAX market.

SR Telecom’s financial restructuring continued through the first quarter of 2007 and into the second. In February 2007, the Company announced the sale of its telecommunications service provider subsidiary in Chile, Comunicacion y Telefonia Rural (CTR). This transaction fully released the Company from all of its obligations with respect to CTR, including liabilities regarding loans amounting to approximately US$28.0 million; it also simplified the Company’s financial structure.

In March 2007 the Company completed the redemption/conversion of the remaining $2.7 million principal balance of convertible debentures, a move that streamlined SR Telecom’s financial structure through the elimination of second ranking creditors and freed up approximately $4.7 million in restricted cash from its balance sheet. In April 2007, the Company closed the sale and leaseback of its property located in Montréal, Canada for gross proceeds of $8.6 million.

That same month, the Company announced an internal reorganization, including the wind-up of legacy product lines and a centralization of activities, to help realize these objectives.

On July 3, 2007, the Company entered into an agreement with a syndicate of lenders comprised of shareholders of the Company providing for a term loan of up to $45.0 million, of which $35.0 million will be drawn at closing and an additional $10.0 million will be available for drawdown for a period of up to one year from closing.

These activities will help recreate the internal momentum required to realign SR Telecom; operational initiatives will increase the speed of manufacturing, reduce the cost of CPEs and will renew SR Telecom’s manufacturing strength, which throughout 2006 was besieged by legacy issues. Management has taken action to de-risk manufacturing by broadening its supply source and improving the process efficiency between the Company and its manufacturing partners. To that end, the Company reached an agreement with a new contract manufacturer to manufacture CPE’s in December 2006, entered into discussions with a tier-1 contract manufacturer for its WiMAX suite in March 2007, and signed a three-year WIMAX manufacture and supply agreement with Taiwan-based Microelectronics Technology (MTI) in May 2007.

MANAGEMENT'S DISCUSSION AND ANALYSIS

This management’s discussion and analysis (MD&A) of financial position and results of operations comments on SR Telecom’s operations, performance and financial condition for the three months ended March 31, 2007 (Q1).

All tabular amounts in this MD&A are in thousands of Canadian dollars, except where otherwise noted. This MD&A has been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and should be read in conjunction with SR Telecom’s interim unaudited consolidated financial statements. You will find more information about SR Telecom, including SR Telecom Inc.’s annual information form, dated July 3, 2007 on SR Telecom Inc.’s website at www.srtelecom.com and on SEDAR at www.sedar.com.

ABOUT FORWARD LOOKING STATEMENTS

The MD&A may contain forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those projected. The forward-looking statements in this MD&A describe the Company’s expectations on July 3, 2007.

A statement is considered forward-looking when it makes a statement about the future based on what is known and expected today. Forward-looking statements may include words such as anticipate, assumption, believe, could, expect, goal, guidance, intend, may, objective, outlook, plan, seek, should, strive, target and will.

These statements are based on certain assumptions and analyses management makes in light of its experience and perception of historical trends, current conditions and expected future developments as well as other factors it believes appropriate in the circumstances. However, whether actual results and developments will confirm management’s expectations and predictions is subject to a number of risks and uncertainties, including among other things, the risk factors discussed in this MD&A.

Consequently, all of the forward-looking statements made in this document are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by management will be realized or, even if substantially realized, that they will have the expected consequences to or effects on the Company and its subsidiaries or their businesses or operations. The reader is cautioned not to rely on these forward-looking statements. The Company disclaims any obligation to update these forward-looking statements even if new information becomes available.

In the forward-looking statements contained in this MD&A, the Company made a number of assumptions about the market, operations, finances and transactions. Certain factors that could cause results or events to differ materially from our current expectations include, among others, our ability to implement our strategies and plans, the intensity of competitive activity and the ability to deliver our products on time while significantly reducing costs, the proper execution of our contract manufacturing arrangements, timely development of our WiMAX product offerings, the attainment of cost reduction targets, a sustained demand for

symmetryONE in 2007, the impact of competition on pricing and market share, and the ability to fund the required investment in working capital to sustain revenue growth.

For a more complete discussion of the assumptions and risks underlying our forward-looking statements, please refer to the section entitled  “Assumptions, risks and uncertainties” elsewhere in this MD&A and in the Company’s management’s discussion and analysis for the year ended December 31, 2006 and the section entitled “Risk factors” in the Company’s annual report on Form 20-F for the year ended December 31, 2006, which can be found under the Company’s name at www.sedar.com and on the Company’s website at www.srtelecom.com.

GOING CONCERN ASSUMPTION

The interim consolidated financial statements have been prepared on a going concern basis. The going concern basis of presentation assumes that the Company will continue operations for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

There is substantial doubt about the appropriateness of the use of the going concern assumption because of the Company’s losses for the current and prior years, negative cash flows, reduced availability of supplier credit and lack of operating credit facilities. As such, the realization of assets and the discharge of liabilities and commitments in the ordinary course of business are subject to significant uncertainty.

For the quarter ended March 31, 2007, the Company realized a net loss of $12.2 million ($115.6 million for the year ended December 31, 2006) and used cash of $12.4 million ($45.2 million for the year ended December 31, 2006) in its continuing operating activities. Going forward, the Company will continue to require substantial funds as it continues the development of its WiMAX product offering.

The Company has taken the following steps to address the going concern uncertainty:

▪
On February 1, 2007, the Company completed the sale of the shares of its Chilean subsidiary, CTR, for proceeds of nil. As part of this transaction, the Company has been fully released from all of its obligations with respect to CTR, including liabilities in respect of loans to CTR amounting to approximately US$28.0 million for which SR Telecom was guaranteeing up to US$12.0 million. The divestiture of this non-core asset marked another important step in the Company’s plan to strengthen its financial position by streamlining its balance sheet and focus on its WiMAX strategy. and to strengthen its financial position by streamlining its balance sheet.

▪	On March 6, 2007, the Company concluded the conversion/redemption of the remaining convertible debentures, allowing for the release of $4.7 million of restricted cash.

▪	On April 12, 2007, the Company closed the sale and leaseback of its property located in Montréal, Canada for gross proceeds of $8.6 million.

▪
On April 16, 2007, the Company announced a plan to reorganize its internal operations, including the wind-up of legacy product operations and centralization of activities. In conjunction with the implementation of this plan, the Company will be eliminating approximately 75 positions worldwide.

▪
On July 3, 2007, the Company entered into an agreement with a syndicate of lenders comprised of shareholders of the Company providing for a term loan of up to $45.0 million, of which $35.0 million will be drawn at closing and an additional $10.0 million will be available for drawdown for a period of up to one year from closing.

The Company’s successful execution of its business plan is dependent upon a number of factors that involve risks and uncertainties. In particular, the final development and commercialization of both fixed and mobile WiMAX are key elements of the Company’s strategic plan and of its future success and profitability. If either or both of fixed and/or mobile WiMAX prove not to be commercially viable or less commercially viable than is currently anticipated or compared to alternative solutions, or if the Company’s WiMAX products are less commercially viable or competitive than those developed by other companies, the Company will experience significant adverse effects on its liquidity, financial condition and ability to continue as a going concern.

The consolidated financial statements do not reflect any adjustments that would be necessary if the going concern basis was not appropriate. If the going concern basis was not appropriate for these consolidated financial statements, significant adjustments would be necessary in the carrying values of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used.

FRESH START ACCOUNTING

On November 30, 2005, the Company completed a conversion of $10.0 million in principal amount of the Company’s 10% convertible redeemable secured debentures due October 15, 2011 (convertible debentures) and accrued interest payable in kind into common shares pursuant to the terms of the convertible debentures.  The conversion was completed on a pro-rata basis among all holders of convertible debentures into approximately 47.3 million common shares at the conversion price of approximately $0.217 per common share. Immediately after the conversion, those holders of convertible debentures held approximately 72.9% of the then outstanding common shares. Because of this conversion, there was a substantial realignment of the interests in the Company between creditors and shareholders that, under Canadian GAAP, required the adoption of fresh start accounting. Fresh start accounting required the Company reclassify the deficit that arose prior to the conversion to a separate account within shareholders’ equity and re-valued its assets and liabilities to their estimated fair values. The enterprise value was determined based on several traditional valuation methodologies, utilizing projections developed by management including discounted cash flow analysis and comparable company trading analysis. The comprehensive revaluation of assets and liabilities was done based on this enterprise value. The revaluation adjustments were accounted for as a capital transaction and are recorded within the pre-fresh start accounting deficit.

Comparative financial statements for periods prior to December 1, 2005 have been presented pursuant to regulatory requirements.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

Consolidated balance sheets	March 31, 2007		December 31 2006
	$		$
Total assets		102,874		150,553
Long-term debt		65,764		67,232
Total liabilities		102,553		139,620
Capital stock		355,064		352,174
Shareholders' equity		321		10,993

	Three months ended
	March 31
	2007
	$		$
Revenue		22,781		19,165
Restructuring, asset impairment and other charges		-		2,446
Operating loss from continuing operations		(8,846)		(11,536)
Loss from continuing operations		(11,965)		(14,251)
(Loss) earnings from discontinued operations		(252)		676
Net loss		(12,217)		(13,575)

Basic and diluted
Loss per share from continuing operations (in dollars)		(0.02)		(0.03)
Loss per share from discontinued operations (in dollars)		-		-
Net loss per share (in dollars)		(0.02)		(0.03)

Weighted average number of common shares outstanding		738,042		486,298
Dividends per common share (in dollars)		-		-

Discontinued operations

CTR
On February 1, 2007, the Company announced the closing of the sale of the shares of its Chilean subsidiary, CTR (Telecommunications Product Segment) to Chile.com, an integrated telecom service provider, for proceeds of nil. The sale of CTR resulted in a net loss of $0.2 million. As part of this transaction, the Company was fully released from all of its obligations, including liabilities in respect of loans to CTR amounting to approximately US$28.0 million for which SR Telecom was guaranteeing up to an amount of US$12.0 million.

The net liabilities, results of operations and cash flows of the Telecommunications Service Provider segment have been presented in the interim unaudited consolidated financial statements as discontinued operations and accordingly, comparative financial information has been restated to reflect the sale of CTR.

The net liabilities of discontinued operations are as follows:

	As at March 31, 2007	As at December 31, 2006
	$	$
Cash and cash equivalents	-	783
Restricted cash and short-term investments	-	119
Accounts receivable, net	-	3,385
Inventory	-	1,745
Prepaid expenses and deposits	-	193
Current assets	-	6,225

Property, plant and equipment, net	-	29,382

Accounts payable and accrued liabilities	-	3,187
Customer advances	-	317
Current portion of long-term debt	-	33,211
Current liabilities	-	36,715

Long-term debt	-	111

Net liabilities of discontinued operations	-	(1,219)

The results of discontinued operations are as follows:

	Three months ended March 31,
	2007	2006
	$	$
Revenue of discontinued operations	1,779	5,123
Loss on disposal of discontinued operations	(221)	-
Pretax earnings (loss) of discontinued operations	(252)	676
Earnings (loss) from discontinued operations	(252)	676

The cash flows from discontinued operations are as follows:
	Three months ended March 31,
	2007	2006
	$	$
Cash flows (used in) provided by operating activities	(2,267)	984
Cash flows provided by (used in) investing activities	13	(912)
Increase (decrease) in cash and cash equivalents from
discontinued operations	(2,254)	72

Swing product line

In conjunction with the sale of its Swing-related operations in December 2005, the Company signed an agreement that provides for royalty payments based on revenue earned on certain specific contracts transferred to the purchaser. During the three months ended March 31, 2007, the Company earned royalties of $0.3 million ($0.5 million during the three months ended March 31, 2006). The pre-tax earnings (loss) and net earnings (loss) from discontinued operations also include such results.

QUALITY ANALYSIS
The following table represents results from continuing operations and does not include the telecommunications service provider segment, which is part of discontinued operations.

	2007	2006				2005
	Q1	Q4	Q3	Q2	Q1	1 month ended Dec. 31	2 months ended Nov. 30	Q4	Q3	Q2	Q1

Revenue	22,781	17,853	16,431	14,818	19,165	5,638	4,677	10,315	27,872	9,580	9,213
Cost of revenue	15,986	25,433	13,521	15,345	15,052	4,773	7,736	12,509	18,811	7,829	8,263

Gross profit (loss)	6,795	(7,580)	2,910	(527)	4,113	865	(3,059)	(2,194)	9,061	1,751	950

Gross profit (loss) percentage	30%	(42)%	18%	(4)%	21%	15%	(65)%	(21)%	33%	18%	10%

Operating loss from continuing operations	(8,846)	(27,310)	(41,543)	(17,661)	(11,536)	(2,820)	(21,696)	(24,516)	(6,953)	(22,930)	(10,657)

Loss from continuing operations	(11,965)	(31,293)	(45,179)	(18,562)	(14,251)	(5,146)	(21,614)	(26,760)	(14,151)	(24,879)	(12,546)

Revenue
SR Telecom’s revenue reflects revenue generated from the sale of equipment and services. The first quarter of 2007 saw equipment revenue increase 24% to $21.9 million from $17.6 million in the first quarter of 2006. This increase reflects the ongoing implementation of major contracts in Mexico and Argentina. Offsetting this revenue increase were ongoing outsourcing issues that delayed wireless product shipments and resulted in $1.2 million in late-delivery penalties. The Company continues to work on resolving these issues, and management believes that the agreement reached in December 2006 with contract manufacturer Triton, and the three-year WiMAX manufacture and supply agreement it signed with Taiwan-based Microelectronics Technology (MTI) in May 2007, will reduce manufacturing risk by broadening its supply source and improving the process efficiency between the Company and its manufacturing partners. Service revenue is generated from the sale of a variety of services, including site surveys, repairs, installation and project management. Service revenue in the first quarter of 2007 declined to $0.9 million from $1.6 million recorded in the corresponding period in 2006.

Revenue by geographic region

	Revenue		Percent of revenue
Three months ended March 31	2007	2006	2007	2006
Europe, Middle East and Africa	4,731	4,964	21%	26%
Asia	873	5,289	4%	28%
Latin America	16,265	7,839	71%	41%
Other	912	1,073	4%	5%
	22,781	19,165	100%	100%

The Company's basis for attributing revenue from external customers is based on the customer’s location. Sales to customers located outside of Canada was approximately 98% of revenue or $22.4 million for the three months ended  March 31, 2007, compared to 99% of revenue or $18.9 million for the three months ended March 31, 2006.

Revenue increased in Latin America in the first quarter of 2007 compared to the first quarter of 2006. Latin America remained one of the most active regions both in dollar terms and as a percentage of revenue, due mainly to ongoing projects in Mexico and Argentina.

Gross profit
(expressed as a percentage of revenue)	Three months ended March 31,
	2007	2006

Revenue	100%	100%
Cost of revenue	70%	79%
Gross profit	30%	21%

Gross profit is calculated by subtracting the cost of revenue from total revenue. With respect to equipment, cost of revenue consists of manufacturing, material, labour, manufacturing overhead, warranty reserves, inventory impairment charges and other direct product costs. With respect to service revenue, it consists of labour, materials, travel, telephone, vehicles and other items that are directly related to the revenue recognized.

The principal drivers of fluctuations in gross margins are revenue levels as well as the product and customer sales mix. Gross profit as a percentage of revenue improved to 30% in the first quarter of 2007 from 21% in the first quarter of 2006. In dollar terms, gross profit in the first quarter of 2007 was $6.8 million compared to $4.1 million in the same quarter last year.

Equipment gross margin improved to  $6.1 million in the first quarter of 2007 from  $4.2 million in the first quarter of 2006 as a result of higher sales volume and a favourable product mix.

Service gross margin increased to $0.7 million in the first quarter of 2007 from negative $0.1 million in the first quarter of 2006.

Agent commissions
SR Telecom uses a network of third party representatives, or agents, who act on behalf of the Company’s international sales organization in countries where maintaining a permanent presence is not justified or where local customs and practices require the use of local partners. Agent commissions are payments SR Telecom makes to these representatives. The Company complies with the Foreign Corrupt Practices Act of the United States when entering into third party or agent agreements.

Agent commissions as a percentage of revenue were 0.9%, or $0.2 million, in the first quarter of 2007, compared to 0.7%, or $0.1 million, in the first quarter of 2006. The slight fluctuation is due to a change in sales mix.

Sales, general and administrative expenses
Sales, general and administrative (SG&A) expenses consist primarily of compensation costs, travel and related expenses, professional service fees, depreciation and amortization, and expenses.

In the first quarter of 2007, SG&A expenses increased to $11.6 million, up from $10.2 million in the first quarter of 2006.  The rise in SG&A expenses is mainly attributable to higher costs related to the stock-based compensation plan implemented in Q2 2006 as well as expenses incurred to resolve the ongoing outsourcing issues.

Research and development expenses
Research and development expenses comprise compensation, software development tools, depreciation, consultant fees and prototype expenses related to the design, development and testing of SR Telecom’s products net of refundable provincial government investment tax credits. In accordance with its business plan, the Company is focussing its research and development activities on a WiMAX-enabled suite of products.

Research and development expenses for the first quarter of 2007 (net of investment tax credits of $0.6 million) increased to $3.8 million, compared to $2.9 million (net of investment tax credits of $0.4 million) in the first quarter of 2006.  This increase in R&D expenses is a result of the allocation of the Company’s resources to the development, delivery and deployment of WiMAX solutions.

Restructuring, asset impairment and other charges
During Q1 2007, the Company incurred restructuring charges of nil, compared to restructuring charges of $2.4 million in the corresponding quarter in 2006.

During the three-month period ended March 31, 2006, restructuring charges included $1.1 million of severance and termination benefits in relation to the Company’s ongoing efforts to reduce its cost structure. These costs primarily related to the Company’s decision to outsource its manufacturing and to a reduction of employees in its France subsidiary. In total, 74 employees were terminated, including 67 operations employees, 4 administration employees and 3 sales and marketing employees.

Pursuant to its decision to outsource manufacturing operations of non-WiMAX products, the Company agreed to sell, during the second quarter of 2006, certain manufacturing assets with a carrying amount of $1.7 million to the contract manufacturer for $0.4 million. This sale, which was concluded on May 5, 2006, resulted in an impairment charge of $1.3 million recorded during the first quarter of 2006.

Finance charges
Finance charges were $3.7 million in the three months ended March 31, 2007, compared to $3.1 million in the three-month period ended March 31, 2006. The finance charges for the first quarter of 2007 include non-cash financing expenses of $3.3 million, which are comprised of accreted interest on the convertible term loan and convertible debentures, as well as interest paid in kind on the credit facility, convertible debentures and convertible term loan. Comparable non-cash financing expenses in the first quarter of 2006 were $2.0 million. In Q1 2007, debt settlement gains of $0.1 million are included in financing charges as a result of induced conversions and early redemption of convertible debentures. Debt settlement gains in the corresponding quarter in 2006 were nil.

Foreign exchange
SR Telecom’s trade receivables and payables are primarily denominated in US dollars and Euros. The Company also has other liabilities denominated in US dollars and Euros as well as US-dollar denominated debt. The Company incurred a foreign exchange gain of $0.5 million in the first quarter of 2007, compared to a gain of $0.4 million in Q1 2006. Gains or losses on foreign exchange relate primarily to fluctuations between the US dollar and the Euro compared with the Canadian dollar.

Income taxes
Income tax expense amounted to $0.01 million in the first quarter of 2007, compared $0.06 million in the first quarter of 2006. In the normal course of business, the Company’s tax returns are subject to examination by various domestic and foreign taxing authorities. Such examinations may result in future tax and interest assessments.

Backlog
At the end of the first quarter of 2007, backlog stood at $31.3 million, the majority of which is expected to be delivered in the next two quarters. This figure is down from $45.4 million at the end of 2006. The Company’s current backlog includes purchase orders received for committed deliveries.

CONSOLIDATED BALANCE SHEET

Accounts receivable
The short-term accounts receivable balance increased to $28.3 million as at March 31, 2007 from $23.6 million as at December 31, 2006. The amounts included in accounts receivable as at March 31, 2007 are for accounts not yet due, as per their payment terms, and are expected to be collected in the short term.

In March 2007, SR Telecom reached a settlement with MCI and Teleco de Haiti in the amount of $2.3 million (US$2.0 million). SR Telecom received the settlement amount in late-March 2007. 1

Inventory
The inventory balance was $11.7 million as at March 31, 2007, up slightly from the $10.3 million reported as at December 31, 2006. The main drivers behind this increase were the procurement of excess inventory from one of the Company’s contract manufacturers and the requirement to purchase raw materials with long lead times for another contract manufacturer.

Property, plant and equipment
On April 12, 2007, the Company closed the sale of its property located in Montréal (Québec) for gross proceeds of $8.6 million. The Company has leased back a portion of the sold property for a term of 10 years, at a rate of approximately $0.6 million per year. In accordance with GAAP, the Company will be accounting for the leaseback of the property as an operating lease. The Company will realize a gain on the sale of $3.6 million in the second quarter of 2007, which will be entirely deferred and amortized over the term of the lease, as per GAAP. As part of the lease agreement, the Company is to provide a security deposit of three months’ rent to be returned, proportionately, at the end of the third, fourth and fifth year of the lease. In addition, the purchaser will holdback three months’ rent from the proceeds as an additional security deposit to be returned when the Company completes two consecutive profitable quarters or at the end of the lease term, whichever occurs first.

Intangible assets
Intangible assets decreased to $25.5 million as at March 31, 2007 from $27.8 million as at December 31, 2006. The Company is amortizing the intangible assets over their estimated useful lives of 5 years.

1 In December 2001, SR Telecom filed a statement of claim in New York for US$4.9 million against MCI International and Telecommunications d'Haiti, S.A.M. (Teleco de Haiti). The claim was filed pursuant to a clause mandating three-party arbitration before the International Court of Arbitration in respect of funds that ceased flowing to SR Telecom under a Tripartite Agreement between Teleco de Haiti, MCI International and SR Telecom. The agreement provided for the financing of a contract between SR Telecom and Teleco de Haiti pursuant to which SR Telecom was to supply and install certain telecommunications equipment to Teleco de Haiti for approximately US$12.9 million. Following various proceedings and actions during 2002 to 2006, the Company determined that the most likely outcome would not result in the full recovery of the receivable and accordingly, recorded a provision for doubtful accounts in the amount of $3.1 million (US$2.7 million).

Other assets
Other assets on the balance sheet amounted to $0.04 million as at March 31, 2007 compared to $2.8 million as at December 31, 2006. As at March 31, 2007, other assets consisted of deferred costs related to the sale of its property in Montréal (Québec) that was sold on April 12, 2007, whereas at December 31, 2006, consisted of professional fees incurred for the establishment of the credit facility in 2005 and the convertible term loan in 2006.

As a result of adopting Section 3855 of the CICA Handbook, Financial Instruments – Recognition and Measurement, the Company’s deferred financing costs on the credit facility and convertible term loan, previously presented in other assets on the consolidated balance sheet, were reclassified against long-term debt as of January 1, 2007. In addition, completion fees on the credit facility and convertible term loan, previously presented in accounts payable and accrued liabilities on the balance sheet, were also reclassified to long-term debt as of January 1, 2007. As a result of the application of Section 3855, $0.3 million was credited to deficit as at January 1, 2007 to reflect the difference between the straight-line and the effective interest methods of amortization.

Accounts payable and accrued liabilities
As at March 31, 2007, trade accounts payable and accrued liabilities remained relatively stable at $32.5 million, compared to $32.7 million as at December 31, 2006.

Long-term debt and shareholders’ equity
	March 31, 2007	December 31, 2006
	$	$
Credit facility	53,090	52,941
Convertible term loan	10,674	10,487
Long-term debt	270	270
Convertible debentures	-	1,785
Other long-term liability	1,730	1,749
Shareholders’ equity	321	10,933

Credit facility
On May 19, 2005, SR Telecom entered into a US dollar denominated Credit Agreement providing for a credit facility of up to US$39.6 million with a syndicate of lenders, an amount which was fully drawn as at March 31, 2007 and December 31, 2006. The credit facility was revolving until October 1, 2006, followed by a non-revolving term that extends to October 2, 2011. The credit facility is secured by a first priority lien on all of the existing and after-acquired assets of the Corporation. The interest on the credit facility is comprised of a cash portion, which is the greater of 6.5% and the three-month US dollar LIBOR rate plus 3.85%, and additional interest payable in kind, which is the greater of 7.5% and the three-month US dollar LIBOR rate plus 4.85%. As of February 2007, the Company entered into an agreement with the syndicate of lenders whereby the cash portion of the interest will be payable in kind until December 2007.

Convertible term loan
On December 16, 2006, the Company obtained a $20.0 million convertible term loan from a syndicate of lenders comprised of shareholders of the Company. The convertible term loan bears cash interest at a rate equal to the greater of 6.5% or the three-month US dollar LIBOR rate plus 3.85% and additional interest that may be paid in cash or in kind, at the option of the Company, at a rate equal to the greater of 7.5% or the three-month US dollar LIBOR rate plus 4.85%. As of February 2007, the Company entered into an agreement with the syndicate of lenders whereby the cash portion of the interest will be payable in kind until December 2007.

The convertible term loan has a five-year term and is secured by the assets of the Company, subordinated only to the existing credit facility. The holders of the convertible term loan have the right to convert, at any time, the convertible term loan, all “in kind” interest and other accrued but unpaid interest thereon, into common shares of the Company at the conversion rate of $0.17 per common share. In accordance with GAAP, the convertible term loan was accounted for on the basis of its substance and is presented in its component parts of debt and equity.

As at March 31, 2007, the debt component was $10.7 million, including $0.3 million of accreted interest and interest payable in kind in the amount of $0.8 million. This is comparable to $10.5 million as at December 31, 2006, including $0.04 million of accreted interest and interest payable in kind in the amount of $0.1 million. The equity component was $9.6 million as at March 31, 2007 and December 31, 2006.

Long-term debt
Long-term debt includes $0.3 million face value of senior unsecured debentures, which were not exchanged for convertible debentures in August 2005.

Convertible debentures
In 2005, SR Telecom and its debenture holders entered into an agreement to exchange the then outstanding 8.15% debentures and accrued interest thereon into 10% convertible debentures. On August 24, 2005, all but face value of $0.3 million of the 8.15% debentures were exchanged for $75.5 million face value of 10% convertible debentures.

Convertible debentures are convertible into common shares at a rate of approximately 4,606 common shares per $1,000 in principal amount of convertible debentures, representing a conversion price of approximately $0.217 per common share. Interest on the convertible debentures is payable in cash or in kind by the issuance of additional convertible debentures.  Convertible debentures are secured by a second lien on all of the assets of SR Telecom and are subordinate to the security of the credit facility.

In conjunction with private placements completed on February 2, 2006 and February 27, 2006, the Company converted convertible debentures, including accrued interest payable in kind thereon, into 280,881,314 common shares and 20,391,019 common shares, respectively. Other conversions of convertible debentures and accrued interest payable in kind thereon took place throughout the remainder of the year.

In accordance with GAAP, the convertible debentures were accounted for on the basis of their substance and were presented in their component parts of debt and equity.

On February 14, 2007, the Company announced that it would redeem its outstanding 10% convertible debentures on March 6, 2007 for an amount equal to $1,038.63 per $1,000 of principal amount, representing the principal amount plus $38.63 of accrued but unpaid interest to the redemption date. Up to the redemption date, debenture holders had the option to convert all or a portion of their convertible debentures and accrued but unpaid interest into common shares at an effective rate of $0.15 per common share.

Prior to March 6, 2007, $2.0 million convertible debentures, including accrued but unpaid interest was converted into 13,181,651 common shares. The Company accounted for these conversions as induced early conversions, with the number of shares issued from the conversion being measured at $0.217 per common share, as per the original terms of the convertible debentures, and additional shares issued to induce the conversion being measured at fair value. The resulting debt settlement gain of $0.1 million is included in financing expenses and incremental conversion costs of $0.9 million are included in deficit.

On March 6, 2007, the Company redeemed $0.7 million of convertible debentures and accrued but unpaid interest for $0.8 million. The Company accounted for this redemption as an early redemption of debt, with the consideration paid on extinguishment being allocated to the debt and equity component parts of the convertible debentures. The resulting gain of $0.05 million relating to the debt component is included in financing expenses and the resulting cost of $0.04 million relating to the equity component is included in deficit.

As at March 6, 2007, there were no outstanding 10% convertible redeemable secured debentures.

Other long-term liability
As at March 31, 2007 and December 31, 2006, the Company’s other long-term liability was $1.7 million (US$1.5 million), which reflects the fair value of the indemnification provided to the former directors and officers of Netro Corporation, for a period of six years to 2009, as part of the purchase agreement.

Capital stock

Authorized
An unlimited number of common shares
An unlimited number of preferred shares issuable in series
	Issued and outstanding	Capital stock
	common shares
		$
Opening balance as at January 1, 2007	733,393,060	352,174
Conversions of debentures during the first quarter of 2007	13,181,651	2,890
Closing balance as at March 31, 2007	746,574,711	355,064

Stock-based compensation plan

The following table summarizes the activity in the employee stock option plan:

	Three months ended March 31,
	2007		2006
	Weighted average number of options	Weighted average exercise price	Weighted average number of options	Weighted average exercise price
		$		$

Outstanding, beginning of period	24,800,715	0.54	232,480	30.17
Granted	-		-	-
Forfeited/expired	(69,300)	0.32	(5,550)	16.68
Outstanding, end of period	24,731,415	0.54	226,930	30.50
Options exerciseable, end of period	170,380	30.53	200,380	33.04

For the three months ended March 31, 2007, compensation expense of $1.0 million (nil for the three months ended March 31, 2006) is recognized in the consolidated statement of operations for awards granted to employees. The fair value of direct awards of stock is determined based on the quoted market price of the Corporation’s stock and the fair value of stock options is determined using the Black-Scholes option-pricing model.

CONSOLIDATED LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents
As at March 31, 2007, the Company’s consolidated cash, including restricted cash, was $11.0 million, down from $26.2 million at December 31, 2006. This decrease is directly attributable to the Company’s use of cash to fund current continuing operating activities and working capital requirements. On April 12 2007, the Company entered into a sale and leaseback agreement regarding its property located in Montréal, Canada for proceeds of approximately $8.6 million.

On July 3, 2007, the Company entered into an agreement with a syndicate of lenders comprised of shareholders of the Company providing for a term loan of up to $45.0 million, of which $35.0 million will be drawn at closing and an additional $10.0 million will be available for drawdown for a period of up to one year from closing.

Pursuant to the debenture conversions as well as the financing arrangements the Company has entered into, the Company will have sufficient cash and cash equivalents, short-term investments, and cash from operations going forward to satisfy its working capital requirements and continue operations as a going concern for the next twelve months.

Cash flows
Cash flows used in continuing operating activities amounted to $12.4 million in the first quarter of 2007 compared with $20.2 million in the first quarter of 2006 mainly attributable to a decreased loss from continuing operations and favourable fluctuations in non-cash working capital components.

Cash flows used in continuing financing activities amounted to $0.8 million in the first quarter of 2007, reflecting the redemption of the convertible debentures on March 6. This compares to cash flows provided by continuing financing activities of $49.2 million in the first quarter of 2006, primarily from the private placements of February 2006.

Cash flows provided by continuing investing activities amounted to $5.6 million in the first quarter of 2007, compared with $0.04 million in the corresponding quarter of 2006. This increase is mainly attributable to the release of $6.1 million of restricted cash, mostly due to the redemption/conversion of convertible debentures.

Capital expenditures
SR Telecom presently has no material commitments for capital expenditures. Property, plant and equipment additions relate to ongoing capital requirements and were $0.5 million in the first quarter of  2007 compared with $0.3 million in the first quarter of 2006.

Off-balance sheet and banking arrangements
The Company has provided its customers with product warranties that generally extend for one year, as part of the normal sale of products. The Company also indemnifies its customers against any actions from third parties related to intellectual property claims arising from use of the Company’s products. In the Company’s experience, claims under such indemnifications are rare, and the associated fair value of the liability is not material.

Pursuant to the acquisition of Netro Corporation, the Company agreed to indemnify and hold harmless, the former directors and officers of Netro, for a period of six years to 2009, and to obtain directors and officers insurance in this regard for a period of three years.

Litigation
The Company has included in its accounts payable and accrued liabilities or income taxes payable, as at March 31, 2007, management’s best estimate of the outcome of several litigations, described as follows:

Future Communications Company (FCC) litigation
The dispute with FCC relates to the alleged improper drawdown by SR Telecom USA, Inc., a wholly owned subsidiary, of a letter of credit, opened by FCC, with the Bank of Kuwait and the Middle East, and the alleged refusal by SR Telecom USA, Inc. to accept return of inventory provided to FCC. The Kuwait Appeal Court rejected the appeal filed on March 2, 2005 and the Company appealed this decision to the highest of the Kuwait Courts on July 4, 2005, which appeal has not yet been heard. On January 7, 2007, the Kuwait Appeal Court handed down its decision which was in favor of FCC for an amount of US$1.0 million plus court fees.

Employee-related litigation
As a result of past restructuring efforts, certain employees were terminated and given notices and severances according to local labour laws. Some of these employees are claiming that they did not receive an appropriate amount of severance and/or notice period. The Company intends to vigorously defend itself against these claims with all available defences.

Tax matters
In the normal course of business, the Company’s tax returns are subject to examination by various domestic and foreign taxing authorities. Such examinations may result in future tax and interest assessments on the Company. The Company has received notice of assessments by foreign governments for sales taxes and corporate taxes and by Canadian government for research and development tax credits relating to prior years. The Company has reviewed these assessments and determined the likely amounts to be paid. The Company has accrued such amounts in their respective classification on the statement of operations including research and development expenses, income tax expense and selling, general and administrative expenses.

General
From time to time, the Company is involved in various legal proceedings in the ordinary course of business. The Company is not currently involved in any additional litigation that, in management's opinion, would have a material adverse effect on its business, cash flows, operating results or financial condition; however, there can be no assurance that any such proceeding will not escalate or otherwise become material to the Company's business in the future.

Related-party transactions
Most of the credit facility, debentures, convertible debentures and convertible term loan interest expense relate to amounts due to current shareholders and the debenture conversions that took place with current shareholders. During 2006, the Company entered into a consulting agreement with a former member of its board. The Company continues to pay director fees to its board members.

OUTLOOK

Refer to the section entitled “About Forward-Looking Statements” above in this management’s discussion and analysis for a discussion concerning the material assumptions underlying and the material risk factors that could affect our outlook.  In addition, for a more complete discussion of the assumptions and risks underlying our forward-looking statements, please refer to the section entitled  “Assumptions, risks and uncertainties” elsewhere in this management’s discussion and analysis for the year ended December 31, 2006 and the section entitled “Risk factors” in the Company’s annual report on Form 20-F for the year ended December 31, 2006, which can be found under the Company’s name at www.sedar.com and on the Company’s website at www.srtelecom.com.

The Company believes that WiMAX promises to revolutionize the broadband industry by pulling together many of the technologies that have been developed during the last 15 years. WiMAX innovation will provide performance and cost efficiency similar to that seen with WiFi, but for ubiquitous carrier networks. By leveraging its leading OFDM broadband experience, previous investment in similar products and development platforms, and its existing OFDM customer base, we believe that SR Telecom is well positioned to gain market share in the WiMAX market.

Mobile WiMAX is the long-term goal for many industry segments, but the majority of carriers and enterprises interested in WiMAX today are looking for fixed or nomadic wireless-based solutions as an alternative to wireline deployments or upgrades. Many are now beginning to realize that stable mobile WiMAX solutions are a few years away and are looking to fixed WiMAX to enter the market quickly and capture market share.

By providing a single software-upgradeable platform for both fixed and mobile WiMAX solutions,

SR Telecom offers a safe, evolutionary path to “e” that will allow us to gain customers’ interest while mobile WiMAX solutions are still maturing. Over the next eighteen months, the Company’s intention to increase market share is founded on four fundamental drivers of its marketing plan:

1	A diversified CPE product portfolio

2	Value-added pricing

3	Fixed WiMAX “e” solution

4	Evolutionary and safe WiMAX “e” deployment

We believe that this focus will help create the internal momentum required to realign SR Telecom, as will operational and corporate initiatives to reduce costs and contain expenses.

During the first half of 2007 while the Company sought to re-establish a firm financial footing, a cost reduction plan  was implemented to improve production costs and overall price competitiveness. Additional initiatives occurred on the corporate front, including the disposal of legacy product lines and headcount reductions, both of which will contribute to lowering SG&A expenses in

2007 and improve the Company’s profitability and liquidity position. The cost reduction plan will continue throughout 2007.  Management expects that such plan should yield increased gross margins and lower operating expenses in 2008.

However, cash consumption will continue to occur at a rapid pace for the second half of the year, due primarily to the ramp up of WIMAX solutions as well as the impact of the reversal of a cash conservation effort that occurred as the Company explored additional financing options during the first half of 2007. As SR Telecom completes the operational side of restructuring that began in April, and with new financing confirmed in the form of a $45.0 million term loan, of which $35.0 million was drawn on July 3, 2007, and an additional $10.0 million will be available for drawdown for a period of up to one year from closing, the Company will be investing significantly in working capital during the remainder of the year due to lengthy customer terms and significantly shorter terms with suppliers.

2007 will be a year of transition for SR Telecom, as it realigns the organization to support targeted marketing, development and operational strategies.  SR Telecom anticipates a return to normal operating mode in 2008 as it further monetizes the balance sheet—the result of new contract manufacturer relationships— and benefits from streamlined operations.

In the recent financing round announced July 3, the Company was successful in raising more funds than are expected to be required to fully fund its business plan, while also attracting a new investor.  The Company has used debt-to-equity conversions in the past to de-lever its balance sheet and could consider taking similar actions in the future. Nevertheless, the Company’s business plan is subject to significant risks and uncertainties: contract manufacturing, timely development of our WiMAX product offerings, the attainment of cost reduction targets, a sustained demand for symmetryONE in 2007, the impact of competition on pricing and market share, and the ability to fund the required investment in working capital to sustain revenue growth. Accordingly, during that eighteen-month period, the Company will continue to evaluate strategic options, including the sale of assets or legal entities.

ASSUMPTION, RISK AND UNCERTAINTIES

SR Telecom is subject to several risks and uncertainties that could affect its business, financial condition or results of operations. The risks and uncertainties described in the annual MD&A are not the only ones the Company may face. Additional risks and uncertainties of which the Company is unaware, or that we currently deem to be immaterial, may also become important factors that affect the Company.  For additional disclosure regarding risk factors, please also refer to the section entitled “Risk factors” in the Company’s annual report on Form 20-F for the year ended December 31, 2006, which can be found under the Company’s name at www.sedar.com and on the Company’s website at www.srtelecom.com.

It is important to understand that the Company’s sales cycles are long and unpredictable. OEMs and service providers typically perform numerous tests and extensively evaluate products before incorporating them into networks. As a result, the Company’s revenues may fluctuate from quarter to quarter and it may be unable to adjust its expenses accordingly. This would cause operating results to fluctuate. In addition, the Company expects that the delays inherent in its sales cycle could raise additional risks of service providers deciding to cancel or change their product plans.

Additionally, the Company’s results may vary from quarter to quarter depending on the timing of purchase orders, the bidding and winning of sales contracts, as well as other factors beyond the Company’s control. The Company markets and sells telecommunications products and services to customers around the world, with a focus on developing countries. Doing business with customers in such countries involves many uncertainties. As such, one quarter’s results are not predictive of a future quarter’s performance and general trend analysis is not an adequate indicator of future performance. Please refer to SR Telecom’s annual MD&A for a more complete discussion of the risks and uncertainties that may affect the Company.

DISCLOSURE CONTROLS AND PROCEDURES OVER FINANCIAL REPORTING

In the quarter ended March 31, 2007, the Company did not make any significant changes in, nor take any significant corrective actions regarding its internal controls or other factors that could significantly affect such internal controls. The Company’s Chief Executive Officer (CEO) and Chief Financial Officer (CFO) periodically review the Company’s disclosure controls and procedures for effectiveness and conduct an evaluation each quarter. The Company adopted a risk based approach using the integrated framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) to determine its scope. As of the end of the first quarter, the Company’s CEO and CFO were satisfied with the effectiveness of the Company’s disclosure controls and procedures.

Subsequent to the quarter ended March 31, 2007, a deficiency has occurred in relation to a lack of sufficient resources in the financial accounting and reporting functions.  While this deficiency could lead to a material misstatement in the financial statements, no such misstatement has occurred, that has materially affected, or is reasonably likely to materially affect our internal controls over financial reporting.  Management has developed an action plan and is in the process of implementing the plan to remedy this internal control deficiency.

ACCOUNTING POLICIES

Critical accounting policies and estimates
SR Telecom’s consolidated financial statements are based on the selection and application of accounting policies that require SR Telecom’s management to make significant estimates and assumptions. These estimates and assumptions are developed based on the best available information and are believed by management to be reasonable under existing circumstances. New events or additional information may result in the revision of these estimates over time. Please refer to SR Telecom’s annual MD&A for discussions of such critical accounting policies and estimates.

Adoption of new accounting policies

Financial instruments
The CICA issued Section 3855 of the CICA Handbook, Financial Instruments – Recognition and Measurement, which describes the standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. This section requires that (i) all financial assets be measured at fair value, with some exceptions such as loans and receivables and investments that are classified as held to maturity, (ii) other financial liabilities be measured at amortized cost or classified as held for trading purposes, and (iii) all derivative financial instruments be measured at fair value, even when they are part of a hedging relationship. The CICA also reissued Section 3860 (as Section 3861) of the CICA Handbook, Financial Instruments – Disclosure and Presentation, which establishes standards for presentation of financial instruments and non-financial derivatives, and identifies the information that should be disclosed about them. These revisions come into effect for years beginning on or after October 1, 2006. The Company adopted these new sections effective January 1, 2007.

As of January 1, 2007, the Company has classified its cash and cash equivalents and its restricted cash as held for trading. The Company also classified its accounts receivable, taxes receivable and long-term receivables as loans and receivables, which are measured at amortized cost. The accounts payable and accrued liabilities, customer advances, credit facility, convertible term loan and long-term debt were all classified as other financial liabilities, which are measured at amortized cost.

As a result of adopting Section 3855, the Company’s deferred financing costs on the credit facility and convertible term loan, previously presented in other assets on the consolidated balance sheet, were reclassified against long-term debt as of January 1, 2007. In addition, completion fees on the credit facility and convertible term loan, previously presented in accounts payable and accrued liabilities on the balance sheet, were also reclassified to long-term debt as of January 1, 2007. As a result of the application of Section 3855, $0.3 million was credited to opening deficit as at January 1, 2007 to reflect the difference between the straight-line and the effective interest methods of amortization.

Furthermore, as a result of adopting Section 3855, the Company’s long-term accounts receivable were discounted to their amortized cost as at January 1, 2007. $0.6 million was debited to opening deficit as at January 1, 2007 to reflect the difference between the amortized cost and the carrying value of the long-term accounts receivable.

In accordance with the transitional provisions, prior periods were not restated as a result of adopting this new accounting standard.

Hedges
The CICA issued Section 3865 of the CICA Handbook, Hedges. The section is effective for years beginning on or after October 1, 2006. It describes when and how hedge accounting may be applied. Hedging is an activity used by a company to change an exposure to one or more risks by creating an offset between changes in the fair value of a hedged item and a hedging item, changes in the cash flows attributable to a hedged item and a hedging item, or changes resulting from a risk exposure relating to a hedged item and a hedging item. Hedge accounting changes the normal basis for recording gains, losses, revenues and expenses associated with a hedged item or a hedging item in a company’s statement of operations. It ensures that all offsetting gains, losses, revenues and expenses are recorded in the same period. The adoption of Section 3865 as of January 1, 2007 did not have a material impact on the Company’s consolidated financial statements.

Comprehensive income
The CICA issued Section 1530 of the CICA Handbook, Comprehensive Income. The section is effective for years beginning on or after October 1, 2006. It describes how to report and disclose comprehensive income and its components.

Comprehensive income is the change in a company’s net assets that results from transactions, events and circumstances from sources other than just the company’s shareholders. It includes items that would be excluded from net earnings, such as changes in the currency translation adjustment relating to self-sustaining foreign operations, the unrealized gains or losses on available-for-sale investments and the unrealized gains and losses on derivatives in cash flow hedging relationships.

The CICA also made changes to Section 3250 of the CICA Handbook, Surplus, and reissued it as Section 3251, Equity. The section is also effective for years beginning on or after October 1, 2006. The changes in how to report and disclose equity and changes in equity are consistent with new requirements of Section 1530, Comprehensive Income.

The adoption of these sections on January 1, 2007 required the Company to start reporting, to the extent that they are relevant, the following items in the consolidated financial statements:

▪	Comprehensive income and its components
▪	Accumulated other comprehensive income and its components